Mail Stop 3720

February 23, 2007

Via U.S. Mail and Fax (011-44--20-7356-5520)
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

   RE: **BT Group plc**
      Form 20-F for the fiscal year ended March 31, 2006
      Filed May 31, 2006
      Form 6-K as of May 31, 2006
      File Number 1-08819

Dear Mr. Lalani:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K as of May 31, 2006
Annual Report

Line of Business Summary, page 30
Line of Business Results, pages 31-33

1. Refer to your disclosure herein stating that the new wave revenue growth of 38% more than offset the 5% decline in traditional revenue. However, it appears that BT Global Services which seems to account for the greatest portion of the new wave revenue also had the lowest operating profit. Please tell us, and in future filings, disclose how new wave business growth can unfavorably impact segment profitability.

2. As disclosed, BT Wholesale is the most profitable of your segments. However, the majority of its revenue is internal and mainly represents trading with BT Retail. Please disclose the nature of the products and services that are subject to the transfer pricing arrangement and how they impact BT Wholesale's profitability. We note that you made reference to intra-group trading arrangements in Note 1 of the financial statements.

3. Please clarify how an increase in new wave business impacts group profitability.

Financing, page 36

4. It is unclear to us how "free cash flow" and "net debt" which you disclose as non-GAAP measures in Notes 10 and 11 are indicators of your "operational performance." Please provide the disclosures required in paragraph e(1)(i)(C) and (D) under Item 10 of Regulation S-K. Please state and disclose why "free cash flow" and "net debt" provide more useful information to your investors than the most directly comparable financial measures calculated and presented in accordance with IFRS GAAP.

5. Please discuss indicators of your liquidity condition on both a short-tem and long-term basis. Refer to Item 303(a)(1) and related Instruction 5.

ACCOUNTING POLICIES
III. Revenue, page 65

6. Refer to your disclosure on long-term contractual arrangements which are recognized based on the percentage of completion method. We are unable to locate in your filing the prescribed disclosures under paragraphs 39(a) and 40-45 of IAS 11. Please advise or revise.

13. Intangible Assets, page 88

7. Your disclosure states that "for the purpose of impairment testing, the group's cash generating units ("CGU") are considered to be the business segments." However, we note on your website that each of your segments includes lower-level business units which appear to meet the definition of a CGU. For instance, included under BT Global Services are BT International, Global Business and Services, BTGS UK, and BT Ireland; additionally, within BT Retail is a group covering the BT Ireland, BTNI & BT Regions. Tell us your conclusion as to why you did not consider any of these business units as a cash-generating unit. Refer to paragraphs 68-69 of IAS 36.

8. Tell us your basis for using 11.4%, or your pretax weighted average cost of capital for non-regulated products, as the discount rate applied to your cash flow forecasts for impairment testing purposes instead of the current market-risk free interest rate. Refer to paragraphs 55 and A15-A21 of IAS 36.

17. Trade and Other Receivables. Page 91

9. Please tell us, and disclose the nature and source of prepayments and accrued income which are included in your receivables. Please describe the terms of the underlying revenue arrangement and your basis for revenue recognition.

35. United States Generally Accepted Accounting Principles, page 118

(II) Net Income and Shareholders' Equity Reconciliation Statements

Reclassifications, page 118

10. Refer to your disclosed amounts for current assets, current liabilities and long-term borrowings *in respect of financial instruments* under US GAAP. Please also separately present the resultant current assets, current liabilities, and long-term borrowings arising from the cumulative effect of all other reclassifications required to present amounts in accordance with US GAAP, including, but not limited to, deferred tax assets and liabilities.

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director